UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SD

Specialized Disclosure Report

ORTHOFIX MEDICAL INC.

(Exact name of Registrant as specified in its charter)

Delaware	0-19961	98-1340767
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3451 Plano Parkway, Lewisville, Texas	75025
(Address of principal executive offices)	(Zip Code)

Kimberley A. Elting

Chief Legal and Administrative Officer

(214) 937-2000

(Name, and telephone number, including area code, of the

person to contact in connection with this report)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Act (17 CFR 240.13p-1) for the reporting period from January 1, 2019 to December 31, 2019

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of Orthofix Medical Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2019 to December 31, 2019.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publically available under the “Investors” heading of the Company’s website, www.orthofix.com. References to the Company’s website are provided for convenience only, and its contents are not incorporated by reference into this Form SD, the Conflict Minerals Report, nor are they deemed filed with the U.S. Securities and Exchange Commission.

Item 1.02 Exhibit

A copy of the Company’s 2019 Conflict Minerals Report is filed as Exhibit 1.01 attached to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description of Exhibit
1.01	Conflict Minerals Report of Orthofix Medical Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Orthofix Medical Inc. (Registrant)
By:	/s/ Kimberley A. Elting
Kimberley A. Elting Chief Legal and Administrative Officer

Date:  June 1, 2020